UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In June 2016, Sanofi issued the statements attached hereto as Exhibit 99.1 to 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 6, 2016: Sanofi and Regeneron Announce that Dupilumab Used with Topical Corticosteroids (TCS) was Superior to Treatment with TCS Alone in Long-term Phase 3 Trial in Inadequately Controlled Moderate-to-Severe Atopic Dermatitis Patients

Exhibit 99.2	Press release dated June 9, 2016: Sanofi Launches Action 2016, a Worldwide Employee Stock Purchase Plan

Exhibit 99.3	Press release dated June 12, 2016: Sanofi Announces Positive Phase 3 Results for Investigational Titratable Fixed-Ratio Combination of Insulin Glargine and Lixisenatide

Exhibit 99.4	Press release dated June 27, 2016: Sanofi and Boehringer Ingelheim have reached definitive agreements to swap Sanofi’s Animal Health and Boehringer Ingelheim’s Consumer Healthcare businesses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2016		SANOFI

	By	/S/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 6, 2016: Sanofi and Regeneron Announce that Dupilumab Used with Topical Corticosteroids (TCS) was Superior to Treatment with TCS Alone in Long-term Phase 3 Trial in Inadequately Controlled Moderate-to-Severe Atopic Dermatitis Patients

Exhibit 99.2	Press release dated June 9, 2016: Sanofi Launches Action 2016, a Worldwide Employee Stock Purchase Plan

Exhibit 99.3	Press release dated June 12, 2016: Sanofi Announces Positive Phase 3 Results for Investigational Titratable Fixed-Ratio Combination of Insulin Glargine and Lixisenatide

Exhibit 99.4	Press release dated June 27, 2016: Sanofi and Boehringer Ingelheim have reached definitive agreements to swap Sanofi’s Animal Health and Boehringer Ingelheim’s Consumer Healthcare businesses

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